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Arrived.
$5,133.68
Account Balance
5.5% Cap Rate
Soapstone Drive
$1,600/mo
3 2 1973 sqft

BUILT BY A TEAM OF EXPERIENCED REAL ESTATE PROFESSIONALS AND TECHNOLOGISTS FROM:

sproutsocial | Y Combinator | Uber | Microsoft | American Classic Homes | Massachusetts Institute of Technology | Wharton University of Pennsylvania

A Better Way to Invest in Real Estate

Passive Income

Earn passive income from

Capital Appreciation

Receive your share of

Low Min. Investment

Start investing in real estate

rent without any management responsibility.

appreciation when homes you invest in are sold.

without large down payments or purchasing entire homes.

Flexibility

Invest without being tied down to the cities or homes you invest in.

Tax Advantage

Take advantage of tax breaks and favorable deductions associated with real estate investing.

No Personal Liability

Invest in real estate without taking on responsibility for renters, lawsuits, or personal debt.

"Residential real estate, not equity, has been the best long-run investment over the course of modern history."

"The Rate of Return on Everything, 1870–2015 (Source)



Arrived. © 2020
999 3rd Ave
Seattle, WA 98104

Important Information

Arrived Homes, LLC (the "Company") intends to sponsor a securities offering pursuant to Regulation A under the Securities Act of 1933. The Company is now "testing the waters" to gauge market demand and it is under no obligation to make an offering under Regulation A. No money or other consideration is being solicited in connection with the information that is now being provided, and if money is sent in response, it will not be accepted. No offer to buy our securities can be accepted and no part of the purchase price can be received until an offering statement on Form 1-A has been filed with and qualified by the Securities and Exchange Commission, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the Form 1-A qualification date. A person's indication of interest involves no obligation or commitment of any kind.







The Soapstone

3 | 2 | 1973 sqft

Projected Annual Returns

6.65% Dividend Yield (Year 1)

10.76% Annualized Return (IRR)

82% reserved

$220,000	57%	$100,730	16
Purchase Price	Financing	Raise Amount	Investors

MARKET

Rapidly Growing City
Fayetteville ranked #4 Best Places to Live Nationally by U.S. News.

PROPERTY

Investment Potential
Homes nearby have seen a 35% increase in property value over the last 10 years.

FINANCIALS

Home Lease
Current tenant signed a 2 year lease on July 1, 2020.

THE MARKET

Fayetteville, Arkansas
Ranked #4 in Best Places to Live

#1 Austin, TX
#2 Denver, CO
#3 Colorado Springs, CO
#4 Fayetteville, AR
#5 Des Moines, IA


Northwest Arkansas
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What it's like to live in Fayetteville, AR

Located in a region that's experiencing drastic growth, Fayetteville – together with Bentonville, Rogers and Springdale – has transformed from a small town to a center of higher education, culture, commerce and entrepreneurialism. The area known as Northwest Arkansas is the birthplace of Walmart, the headquarters of Tyson Foods and the home of the University of Arkansas, the flagship campus of the U of A system.

Nestled in the Ozark Mountains, Fayetteville attracts outdoorsy types with its abundance of state parks, acres of community green space, playgrounds, parks and walking trails. The metro area also boasts a first-class performing arts center, an active local food movement, live music venues and a dynamic festival scene.

Quick Facts on Fayetteville, AR

514,166
METRO POPULATION

33.9
MEDIAN AGE

2.7%
UNEMPLOYMENT RATE

45,830
AVERAGE ANNUAL SALARY

Real Estate Data for Fayetteville, AR

Zillow Home Price Trends

Single Family Residential 2010 - 2020


$250K
$230K
$210K
$180K
$160K
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

5.0% 1 year forecast (Aug 31, 2021)

Zillow Rental Price Trends

Single Family Residential 2010 - 2020


$1.4K
$1.3K
$1.2K


$1.2K
$1.1K
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

THE PROPERTY

Quick Facts for The Soapstone

Property type	Single Family Home
Location	Fayetteville, AR
Year built	2006
Square footage	1,973
Bedrooms	3
Bathrooms	2

About the Property

Well built, all brick home in West Fayetteville. Home has 3 Bedrooms and 2 Baths with a split floor plan perfect for families or roommates. Home features include spacious bedrooms, granite counters, jacuzzi soaker tub in master, gas fireplace, living room built-ins, surround sound, oversized garage, spacious backyard with covered patio, and extra storage unit in backyard and attic.

Independent Appraisals

1) A valuation report produced by HouseCanary on June, 04, 2020, appraised the value of The Soapstone property in the valuation range of $210,901 to $231,859.
2) A valuation report produced by RedBell on July, 14, 2020, appraised the value of The Soapstone property at a calculated price of $225,881.

HouseCanary Value Forecast

1 Year	2 Year	3 Year
+2.8%	+5.2%	+6.6%


$240K
$220K
$200K
$180K
$160K
Now
2016
2017
2018
2019
2020
2021
2022
2023

Property Location


859
861
4860
Wheeler
858
707
706
892
112
Fulbright Expy


Fayetteville
Farmington
W 15th St
Map data ©2020 Google
Terms of Use
Report a map error

Neighborhood Overview

The area of West Fayetteville is notable for its ease of access to downtown Fayetteville, Dickson Street, Uptown Fayetteville and neighboring cities in Northwest Arkansas through expanded bypass and highway systems.

West Fayetteville is a common professional neighborhood for employees working for prominent employers in Northwest Arkansas, which include the Headquarters of Walmart, Tyson, and J.B. Hunt, and who want to remain in Fayetteville city limits.

The area is also in close proximity to the newly developing Centennial Park at Millsap Mountain. Centennial park is a state of the art cycling, cyclo-cross, mountain biking, and running trail system connected to 45 miles of shared-use paved trails and 38 miles of natural-surface trails.

Property Milestones

☑	Acquisition	The rental home has been acquired and is now owned by the offering LLC.
☑	Insurance	Insurance coverage has been obtained to protect the investment.
☑	Renovation	The property was renovated to ensure maximum rent income and minimum maintenance costs.
☑	Leasing	A tenant has been vetted, approved, and has signed a long term lease.
☑	Financing	Long term financing has been obtained through our banking partner.
☐	Reservations	The property is currently collecting reservations of interest from Arrived investors.

☐ Not Started ■ Started ■ Completed

THE FINANCIALS

Purchase Price	$220,000
Financing	57%
Raise Amount	$100,730

Financial Overview

Purchase Price	$220,000
Rent Status	RENTED
Current Rent	$1,600 / month
Current Lease Length	2 years

Lease End Date	June 30, 2022
Financing	57%
Anticipated Hold Period	5-7 years

Projected Annual Returns

6.65%	10.76%
Dividend Yield (Year 1)	Annualized Return (IRR)

Projected Annual Dividend Yield

Year 1	6.65%
Year 2	7.04%
Year 3	7.43%
Year 4	7.83%
Year 5	8.24%
Year 6	8.67%
Year 7	9.11%

Projection Details - Year 1 Summary

Rental Revenue	$19,200
Operating Expenses	-$6,480
Net Operating Income (NOI)	$12,720
Management Fee	-$1,018
Dividend Yield (Year 1)	6.65%
Appreciation	3%
Financing	57%
Equity Appreciation	6.98%
Annualized Return (IRR)	10.76%

* All financial projections are estimates only. These estimates are not based on actual investment results and are not guaranteed of future results.

The Deal Terms

Minimum Investment	$100
Price per Share	$10
Number of Shares	10,073
Raise Amount	$100,730

The Documents

Property Appraisal - HouseCanary	
Property Appraisal - Red Bell	

REVIEWS

Arrived.

999 3rd Ave
Seattle, WA 98104

(206) 659-7920

contact@arrivedhomes.com

or commitment of any kind, at any time before notice of its acceptance given after the Form 1-A qualification date. A person's indication of interest involves no obligation or commitment of any kind.

Arrived.

Invest Rent Expertise

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Home ownership, without the responsibilities.

Buy shares of rental homes, earn passive income, and let Arrived take care of the rest.

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See how it works


Account Balance
$5,100.68
Soapstone Drive
$1,600/Mo
$30k
$20k
$10k
$0k
2020
2021
2022
2023
2024

We're built for people who want to build home investment, even if they aren't ready to commit to a single home or city.

A Better Way To Build Home Ownership

Passive Income

Earn passive income from rent without any management responsibility.

Capital Appreciation

Receive your share of appreciation when homes you invest in are sold.

No Personal Liability

Invest in real estate without taking on responsibility for renters, lawsuits, or personal debt.

Flexibility

Invest without being tied down to the cities or homes you invest in.

Tax Advantage

Take advantage of tax breaks and favorable deductions associated with real estate investing.

Low Minimum Investment

Start investing in real estate without large down payments or purchasing entire homes.

HOW IT WORKS

Investing In Real Estate Has Never Been Easier.

1

Browse Homes

Browse Arrived homes, each pre-vetted for their investment potential.

2

Reserve Shares

3

Sign & Invest

4

Earn Income

Watch Your Investment Grow

Initial Investment:	$2500
Monthly Contributions:	$100
Re-invest dividends:	Yes / No
Investment Period:	10 Years

Your expected investment value

$23,844


$30k
$25k
$20k
$15k
$10k
$5k
$0k
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029

Ready to start investing in real estate?

Get Started

We're On A Mission

We believe people should have the freedom to move and pursue new opportunities in their life while still having access to the wealth creation that long-term home ownership and real estate investment can provide.

To support this idea, we're building a new model for home ownership and real estate investment that doesn't lock people into a single home or city. Arrived believes in passive income, freedom to move, low debt, diversification, and aligned incentives.

Real estate is one of the oldest and best performing asset classes and our mission is to make it work for the lifestyles of the next generation.

Arrived.

999 3rd Ave
Seattle, WA 98104

(206) 659-7920

contact@arrivedhomes.com

Services

Invest

Rent

Browse Homes

Resources

FAQ

Terms of Service

Privacy Policy

Important Information

Arrived Homes, LLC (the "Company") intends to sponsor a securities offering pursuant to Regulation A under the Securities Act of 1933. The Company is now "testing the waters" to gauge market demand and it is under no obligation to make an offering under Regulation A. No money or other consideration is being solicited in connection with the information that is now being provided, and if money is sent in response, it will not be accepted. No offer to buy our securities can be accepted and no part of the purchase price can be received until an offering statement on Form 1-A has been filed with and qualified by the Securities and Exchange Commission, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the Form 1-A qualification date. A person's indication of interest involves no obligation or commitment of any kind.

Easily invest in rental homes.

Buy shares of rental properties, earn passive income, and let Arrived take care of the rest.

Browse Properties See how it works


Rental Income
$14,630
Appreciation
$15,349
Year 1 Year 2 Year 3 Year 4 Year 5

We're built for people who want to invest in rental homes, but don't want to buy a whole home or deal with the operational headaches.

A Better Way To Invest In Rental Homes

Passive Income

Start earning rental income from day one and receive payments quarterly.

Capital Appreciation

Receive your share of appreciation when homes you invest in are sold.

No Operational Responsibility

Arrived is responsible for managing the property so investors don't have to.

Tax Advantages

Take advantage of tax breaks and favorable deductions associated with real estate investing.

Low Minimum Investment

Start investing in real estate without large down payments with our low $100 minimum.

Flexibility

Access the most lucrative markets without being tied down to the city you live in.

Interested in learning more about our benefits? Learn More

HOW IT WORKS

Investing In Real Estate Has Never Been Easier

1

Browse Homes

2

Reserve Shares

3

Sign & Invest

4

Earn Income

Earn your share of net rental income every month and participate in appreciation.

Interested in learning more about our process? Learn More

Watch your investments grow

Initial Investment: $100

Monthly Contribution: $100

Your expected investment value

$21,049



$24,000
$20,000
$16,000
$12,000
$8,000
$4,000
$0
Year 1
Year 2
Year 3
Year 4
Year 5
Year 6
Year 7
Year 8
Year 9
Year 10

10.1%
Estimated Annualized Return

5.5%
Estimated Dividend Yield

Ready to start investing in real estate?

Get Started

We're On A Mission

Our mission is to make real estate investing accessible to millions of people.

Residential real estate has been the best long-run investment in modern history[1], but potential operational headaches and larger upfront financial commitments prevent many people from participating.

Through this mission, we believe we can help people achieve financial independence to support the lives they want to live.

1 - The Rate of Return on Everything, 1870–2015 (2019 Research Study)
The first key finding is that residential real estate, not equity, has been the best long-run investment over the course of modern history. Although returns on housing and equities are similar, the volatility of housing returns is substantially lower, as Table II shows. Returns on the two asset classes are in the same ballpark—around 7%—but the standard deviation of housing returns is substantially smaller than that of equities (10% for housing versus 22% for equities). Predictably, with thinner tails, the compounded return (using the geometric average) is vastly better for housing than for equities—6.6% for housing versus 4.7% for equities. This finding appears to contradict one of the basic tenets of modern valuation models: higher risks should come with higher rewards.

Arrived.

999 3rd Ave
Seattle, WA 98104

(206) 659-7920

support@arrivedhomes.com

Social Ad Tests:

Ads appear on Facebook and Instagram

Clicking on the "Learn More" button would take visitors to Ex. 13.1 - Arrived - Marketing Landing Page.


Arrived Homes
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Arrived Homes
Sponsored ·
Build home ownership, 1% at a time.
ARRIVEDHOMES.COM
Invest in Rental Homes
Browse rental home investments for free
Learn More
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Arrived Homes
Sponsored ·

Earn passive income from rental homes while you sleep 😴



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